Exhibit 99.2

A LL RI G TH S B ELO N G T O FU S I O N - FU EL — ENDLESS ENERGY. UNLIMITED FUTURE.

A LL RI G TH S B ELO N G T O FU S I O N - FU EL 00 — Disclaimer This presentation includes statements of future events, conditions, expectations, and projections of Fusion Fuel Green plc (the “Company”). Such statements are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. The Company’s actual results may differ from its expectations, estimates and projections and, consequently, you should not rely on these forward - looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” and similar expressions are intended to identify such forward - looking statements. These forward - looking statements include, without limitation, estimates and projections of future performance, which are based on numerous assumptions about sales, margins, competitive factors, industry performance and other factors which cannot be predicted. Such assumptions involve a number of known and unknown risks, uncertainties, and other factors, many of which are outside of the Company’s control, including, among other things: the failure to obtain required regulatory approvals; changes in Portuguese, Spanish, Moroccan, or European green energy plans; the ability to obtain additional capital; field conditions and the ability to increase production capacity; supply chain competition; changes adversely affecting the businesses in which the Company is engaged; management of growth; general economic conditions, including changes in the credit, debit, securities, financial or capital markets; and the impact of COVID - 19 or other adverse public health developments on the Company’s business and operations. Should one or more of these material risks occur or should the underlying assumptions change or prove incorrect, the actual results of operations are likely to vary from the projections and the variations may be material and adverse. The forward - looking statements and projections herein should not be regarded as a representation or prediction that the Company will achieve or is likely to achieve any particular results. The Company cautions readers not to place undue reliance upon any forward - looking statements and projections, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward - looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based. Financial Statement Presentation The Company’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board (“IFRS”) and are denominated in Euros (“EUR” or “€”). Use of Social Media as a Source of Material News The Company uses, and will continue to use, its LinkedIn profile, website, press releases, and various social media channels, as additional means of disclosing information to investors, the media, and others interested in the Company. It is possible that certain information that the Company posts on social media or its website, or disseminates in press releases, could be deemed to be material information, and the Company encourages investors, the media and others interested in the Company to review the business and financial information that the Company posts on its social media channels, website, and disseminates in press releases, as such information could be deemed to be material information.

A LL RI G TH S B ELO N G T O FU S I O N - FU EL AGE N DA ▪ Focus on Fusion ▪ Q1/2021 Highlights & Financial Review ▪ Business Update ▪ 2021 Milestones ▪ Q&A

A LL RI G TH S B ELO N G T O FU S I O N - FU EL 01 — F O C US O N FUSION

FUSION FUEL™

01—
FOCUS ON FUSION






INTEGRATED CPV SOLAR-TO-HYDROGEN SOLUTION (OFF GRID)
EXTREMELY HIGH SOLAR-TO-HYDROGEN EFFICIENCY
REVOLUTIONARY MINIATURIZED ELECTROLYZER TECHNOLOGY
FUSION FUEL
HIGHLY EXPERIENCED TEAM
MODULAR AND SCALABLE UNITS
MARKET LEADING LEVELIZED COST OF GREEN HYDROGEN

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A LL RI G TH S B ELO N G T O FU S I O N - FU EL 02 — Q 1 HIGHTLI G HTS & FINANCIAL REVIEW

02 — Q1 / 20 21 HIGHLIGHTS A LL RI G TH S B ELO N G T O FU S I O N - FU EL ▪ Revenues of €0.5m and cost of sales of €0.5m – related to the purchase and subsequent sale of custom - made components to production partner ▪ Ca s h a nd ca sh e q u i v a le n t at e n d of Q 1 of € 6 1 . 8 m ▪ Operating loss of €6.5m driven by share - based payment expenses from the business combination agreement ▪ MoU with Grupo Industrial CL to explore a synthetic fuel plant using Fusion Fuel’s green hydrogen ▪ MoU with CEEES to develop green hydrogen fueling infrastructure in Spain ▪ Partnership with BGR Energy Systems for projects in India ▪ MoU with Magnesitas De Rubian to explore a synthetic fuel plant using Fusion Fuel’s green hydrogen ▪ Mo U w i th Z O I L O R I O S t o d e v el o p g r ee n h yd rog e n p ro d u ct i on f o r f i r s t integrated green hydrogen refueling stations in Spain ▪ Commenced the development of utility scale demonstrator at Evora

A LL RI G TH S B ELO N G T O FU S I O N - FU EL 02 — FINA NC I A L REVIEW 1 Revenues for 1Q 2021 are related with the supply of custom - made components to our production partner MagP, S.A. for further processing and production of the HEVO - SOLAR units. This supply is valued at cost of acquisition. 2 In accordance with IFRS 2, the merger is not considered a business combination, but rather as the equivalent of Fusion Fuel issuing shares for the net assets of HL Acquisitions, accompanied by a recapitalization. Because HL Acquisitions is not considered a business, its net assets, mostly cash, are recorded at historical cost with no goodwill or other intangible assets recognized, while the shares issued by the Company to acquire HL Acquisitions are recorded at the fair value of the equity instruments issued. Operations prior to the business combination are those of Fusion Fuel Portugal. The fair value of the Fusion Fuel equity instruments issued to acquire HL Acquisitions is calculated by reference to the market value of the HL equity as of the date of the HL shareholder vote on December 4, 2020. As per IFRS 2, the excess of the value of the equity instruments issued over the net assets of HL Acquisitions (incl. the PIPE) of EUR 177m does not qualify as an intangible asset and is considered to be the cost of listing Fusion Fuel’s shares and is reflected as Listing expenses on Fusion Fuel’s income statement. A detailed breakdown of the listing expenses can be found in the Financial Commentary in the 20 - F section of the 2020 annual report. 3 As part of the merger outlined in 2 above, the Company agreed to a potential additional equity payment to certain former shareholders of Fusion Fuel who became employees of and service providers to the Company. As these awards are dependent on future service being provided to the Company, the Company considers them to be service awards under IFRS 2 and classifies both the expected share and warrant awards in equity with a corresponding compensation expense in the income statement. The shares and warrants expected to be awarded are estimated and measured at grant - date fair value and attributed to the income statement on a straight - line basis from the period from grant to expiration on June 30, 2022. This is a non - cash expense. 4 Derivatives are initially recognized at their fair value on the date the derivative contract and transaction costs are expensed to profit or loss. Warrants are subsequently re - measured at fair value at each reporting date with changes in fair value recognized in profit or loss. The fair value of the tradeable warrants is determined with reference to the prevailing market price for warrants that are trading on the NASDAQ under the ticker HTOOW. The fair value of non - tradeable warrants is determined with reference to the market value of the traded warrants, adjusted for an illiquidity discount of 5%. R E V E N U E S 1 464 - C O ST O F S A LES 1 (464) - T O T A L OP E R A T I NG EX P E NS E S (6,565) (182,601) ( 1 , 4 3 8 ) OP ER A T I NG L O SS (6,565) (182,601) P RE - TAX I NC O ME ( l oss) 9,591 (183,130) o/w fair value movement - warrants 4 14,897 (12,986) KE Y FI N A N C I A L S & FI G U R E S ( € 00 0 ’ S ) o / w t ra n s a c t i o n & li s t i n g e x p e n s e s 2 o/w share - based payment expenses 3 - ( 4 , 8 96) ( 1 7 7 ,1 4 6) 6 1 ,79 6 C A S H & C A S H E Q U I V A LE N T

A LL RI G TH S B ELO N G T O FU S I O N - FU EL 02 — FINA NC I A L REVIEW

A LL RI G TH S B ELO N G T O FU S I O N - FU EL 03 — BUSINES S UPDATE

FUSION FUEL™

03— BUSINESS UPDATE

There are three key milestones for the Fusion Fuel team in 2021:

1— EVORA PLANT GO-LIVE

First hydrogen plant go-live is critical to prove industrial scale effectiveness of the solution and to establish bankability of technology

2— MOUs & HPAs SIGNED

Hydrogen plants take time to obtain licenses, permits and to develop. Therefore, multi-year agreements to develop plants are important to deliver on revenue targets

3— PRODUCTION FACILITY

Commencement of development of new facility during summer 2021 and delivery of first units from that facility by year-end are important to avoid delays to growth plan

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FUSION FUEL™

03— EVORA

Fusion Fuel's utility scale demonstrator facility in Evora will deploy 55 HEVO-SOLAR units and will produce around 60 tons of green hydrogen per year.

The Evora green hydrogen project is being developed in two phases:

PHASE 1

15

15 HEVO-SOLAR units demonstrating the production of green hydrogen from solar radiation and converting it to electricity at night.

PHASE 2

40

40 HEVO-SOLAR units to produce green hydrogen to inject into the natural gas network and sell in containers for industrial uses.

55 HEVO-SOLAR units

60 tons of green hydrogen

H_2

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A LL RI G TH S B ELO N G T O FU S I O N - FU EL 03 — PROJECT OVE R VI E W A U S T R AL IA C H IL E USA INDIA MIDDL E E AS T M OR R OC O SOUT H E R N EUROPE

FUSION FUEL™

03—
SPAIN: ELECNOR



Fusion Fuel & Elecnor

- MoU to develop green hydrogen projects in Spain using Fusion Fuel's HEVO-SOLAR technology
- Elecnor is one of Spain's leading business groups in the infrastructure, renewable energy, services and new technologies industries, with over 60 years of continuous growth and a presence in 55 countries
- Elecnor has a significant presence in the design and construction of industrial process plants, many of which are potential consumers of green hydrogen produced using Fusion Fuel's technology

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FUSION FUEL™

03— MENA: CCC



Fusion Fuel & Consolidated Contractors Company

- Cooperation Agreement to develop pilot plants to produce green hydrogen in Kuwait, Oman and Qatar
- CCC is a globally diversified company specializing in Engineering and Construction. CCC has become one of the leading international contractors with a global commercial footprint
- The Middle East represents a significant opportunity for Fusion Fuel, with high levels of solar exposure, strong appetite for green hydrogen projects, and strategic geographic position between Europe and Asia

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A LL RI G TH S B ELO N G T O FU S I O N - FU EL 03 — A US TRA LIA : AMPOL Fusion Fuel & Ampol ▪ Heads of Agreement with Ampol to install a demonstrator plant at Ampol’s Lytton refinery site ▪ Installation is expected over the next 12 months and lead to joint business development opportunities in Australia ▪ Ampol is Australia’s leader in transport fuels and has recently announced its ambitious ”Future Energy and Decarbonization Strategy” ▪ Australia’s abundance of solar energy makes it one of the best locations for the HEVO - SOLAR and for the production of competitive green hydrogen

FUSION FUEL™

03— PRODUCTION FACILITY



Fusion Fuel's Automated Production Facility

- Located in Benavente, Portugal
- Total production and assembly area of ~15'000 m^2
- Situated in a region where industrial projects are eligible for funding support and investment incentives
- Installation of the first equipment and initial production lines is targeted to kick-off in the summer of 2021


ELECTRONIC TEST
WIRE BONDING
PLASMA CLEAN
X-RAY
ROBOT MB Unload – Bottom cover Return
UNLOADER
BUFFER
LOADER
PLASMA CLEAN/VACUUM
ROBOT MB ON TRAY & TRAY -COVER ASSEMBLY
PICK&PLACE CELL, PREFORMS
ROBOT Load weights cover
VACUUM OVEN
ROBOT MB Unload – Cover & Weights cover Return
DISPENSING EPOTEK
PICK & PLACE DIODE PLACEMENT

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FUSION FUEL™

03— R&D DEVELOPMENTS

At the heart of Fusion Fuel is a deep commitment to constant technological development – we believe this is critical to maintaining our technology advantage and competitive positioning.

In this spirit, we continues to strengthen and grow our R&D team and we have also entered into two strategic research partnerships in the last quarter:

GERMANY – Fraunhofer

Explore joint development of both new technologies and improvements of existing processes throughout our value chain, including:

- Increasing CPV solar-to-electric efficiency
- Novel hydrogen storage solutions
- Synthetic fuels

AUSTRALIA – University of New South Wales

Established relationship to pursue the development of new technologies across the hydrogen value-chain.

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A LL RI G TH S B ELO N G T O FU S I O N - FU EL 04 — 2021 MILESTONES

FUSION FUEL™

04— 2021 MILESTONES

The three key milestones are well underway:

1 — EVORA PLANT GO-LIVE

Phase I underway with first units now installed. Phase II licenses approved, and civil construction kicking-off

2 — MOUs & HPAs SIGNED

Several HPAs under discussion and key partnerships established for mid to long-term strategic agenda

3 — PRODUCTION FACILITY

Real Estate secured and renovations to start shortly. On track for installation of initial production lines during 3Q 2021

Note: Harvey Balls intended to illustrate degree of project completion

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A LL RI G TH S B ELO N G T O FU S I O N - FU EL Q&A